

June 22, 2012

Via E-mail
Mark Langer
Executive Vice President and Chief Financial Officer
Equity One, Inc.
1600 N.E. Miami Gardens Drive
North Miami Beach, FL 33179

   Re: Equity One, Inc.
      Form 10-K for fiscal year ended December 31, 2011
      Filed February 29, 2012
      File No. 1-13499

Dear Mr. Langer:

   We have reviewed your response dated June 12, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Overview, page 32

2012 Outlook, page 34

1. We note your response to comment 3 of our letter dated May 16, 2012 and we acknowledge that management is unable to accurately predict whether leases in expiring in coming years will be renewed or replaced at higher or lower rates. However, with a view to disclosure in future Exchange Act periodic reports, please tell us whether management at a given time has access to data that indicates whether current market rents are higher or lower than contractual rents on leases expiring in the next 12 months.

2.	We note your response to comment 5. In future Exchange Act reports, to the extent the "same-property" pool is reduced due to properties designated for significant renovation or expansion, please identify the number and square footage of such properties.

You may contact Sandra Hunter, Staff Attorney at 202.551.3758 or Michael McTiernan, Assistant Director at 202.551.3852 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief